Exhibit 99.9

KPMG LLP
Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I
1959 Upper Water Street	Telephone (902) 492-6000
Halifax NS B3J 3N2	Telefax (902) 429-1307
Canada	www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gammon Gold Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors' report dated March 29, 2010 on the consolidated balance sheets of Gammon Gold Inc. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2009 our auditors' report on reconciliation to United States GAAP dated March 29, 2010 our report of Independent Registered Public Accounting Firm dated March 29, 2010 on the Company’s internal control over financial reporting as of December 31, 2009

  Our comments by auditors for US readers on Canada-US reporting differences dated March 29, 2010 each of which is contained in this annual report on Form 40-F of the Company for the year ended December 31, 2009.

As discussed in Note 1 to the reconciliation to United States GAAP, the 2008 reconciliation has been restated.

/s/ KPMG LLP

Chartered Accountants
Halifax, Canada
March 29, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.